Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following communication was distributed on Aetna’s external website:

How you benefit

For Consumers

Our ultimate goal is to give consumers as many healthy days as possible. Toward that end, we will bring our technology, services and solutions together to offer consumers new products that deliver a simpler, higher quality, and more affordable health care experience.

How you benefit

Combining Aetna and Humana will enable us to offer a broader choice of products, access to higher quality and more affordable care, and a better overall experience in more locations across the country.

•	For several years, Aetna has been pursuing a mission of building a healthier world – reshaping the health care system to be more consumer-centric in order to give our members as many healthy days as possible. In Humana, Aetna has found the ideal partner to complement and accelerate our efforts.

•	The combination will build on each company’s efforts to provide innovative, technology-driven products, services and solutions in a highly competitive environment, while also giving us the ability to deliver a better overall health care experience.

•	Both companies see giving people greater insight into their health information and the ability to stay connected with their doctor and wellness plans, as key to better health in the short and long term.

Fast Facts

•	Aetna and Humana are the two companies with the highest number of Medicare Advantage plans rated four stars and higher in a highly competitive environment.

•	Nearly 99 percent of Aetna’s Medicare Advantage members are in plans rated 3.5 stars or higher.

•	Approximately 92 percent of Humana’s Medicare Advantage members are in plans rated 4 stars or higher.

•	In 2013, Humana experienced a 19 percent overall cost improvement for Medicare Advantage members who were treated in an accountable care setting compared with members who were treated by other providers.

What others are saying

“One of the underreported benefits of the recently announced mergers of health insurers Anthem and Cigna, and Aetna and Humana, is that it should speed up innovation in health care.” –Jon Kaplan, Side effect of health-insurance mergers: Better health care?; CNBC; August 13, 2015

For Providers

We know that the most important relationship in the health care system is between a person and his/her doctor. Both Aetna and Humana have developed new technologies that strengthen this critical relationship and move us toward a health care system that rewards based on quality, not quantity, of health care services provided.

How you benefit

Both companies are committed to developing technologies that strengthen the partnership between people and their doctors.  Together, we will accelerate doctors’ ability to turn complex data into actionable knowledge that can be used to improve the health of individuals and communities, while also lowering costs.

•	The current model for negotiating rates does not fit the new model of our industry’s drive for quality, service and improved care. Our companies will come together to facilitate the move to value-based payment agreements that will focus on clinical best practices and quality care. Our digital solutions will help health care providers improve care while reducing unnecessary costs. The combined company would more effectively compete against some of the leaders in this space, as well as new entrants to the field.

•	Together we will work with health care providers to offer new member-centered services, clinical intelligence, and data integration and analytics solutions.

Fast Facts

•	Humana has 54 percent of the individuals they serve in accountable care relationships today, a total of 1.5 million Medicare Advantage members cared for by 33,000 primary care physicians in 43 states.

•	Humana Medicare Advantage members in accountable care relationships have a 4 percent lower hospital readmission rate than traditional, fee for service Medicare and 7 percent fewer emergency room visits.

•	In 2013, Humana experienced a 19 percent overall cost improvement for Medicare Advantage members who were treated in an accountable care setting.

•	Aetna’s research shows the ACO product model produces strong improvements in performance, including increased generic dispensing for the top four drug groups by 10 percent for all ACOs, decreased impactable surgical admissions per 1,000 patients by 14 percent for all ACOs, and reduced overall medical costs versus expected costs for the market by 8.1 percent for all ACOs and 13.2 percent for ACOs with 5,000 or more members

•	Aetna’s goal is to see 75 percent of medical claims payments in value-based models by 2020.

What others are saying

“Many insurers are organizing or contracting with Accountable Care Organizations that provide care for a defined population for a fixed annual fee, or with penalties and rewards linked to the quality and cost of care provided. This is one example of how those who pay for health care can join with Medicare in the move from a health-care system that rewards volume to one that rewards value.” -- Victor R. Fuchs and Peter V. Lee, A Healthy Side of Insurer Mega-Mergers, WSJ, August 26, 2015

Recent News

•	Aetna and MemorialCare Announce New Accountable Care Collaboration in Southern California (http://www.businesswire.com/news/home/20150826005198/en/#.VeC3L7eFNix)

•	In August 2015, two studies pointed to the benefits of accountable care organizations (ACO). One found that a majority of physician leaders are now in favor of ACOs, while one government cost study showed the financial benefits of ACOs in Medicare exceeded $400 million. (http://www.beckershospitalreview.com/accountable-care-organizations/physician-leaders-quality-service-and-cost-savings-favor-accountable-care-organizations.html)

For Businesses of All Sizes
By bringing Aetna’s and Humana’s insights and solutions together, we will be able to offer employers new solutions for enhancing the health and wellness of employees and their families. This will help employers improve the cost and value of their benefits programs, as well as their ability to attract top talent.

How you benefit

•	The combination will build on each company’s efforts to provide innovative, technology-driven products, services and solutions in a highly competitive environment, while also giving us the ability to deliver a better overall health care experience.

•	We are committed to delivering best-in-class service to the customers we serve.

•	The combined organization will introduce new technologies that improve our customers’ ability to engage their employees in their own health and wellness. We will help healthcare providers deliver even better-coordinated, higher-touch, holistic care through health and wellness solutions tied to members’ specific health and life situations.

What others are saying

“Dan Mendelson, CEO of the consulting firm Avalere Health, said he doesn’t believe consolidation will hurt customers. He said it could allow companies to reduce their operating costs and pass along savings to their members, which he said ‘could be very significant.’ ‘You have to remember, these companies, while they’re larger, still make up less than half of the U.S. market,’ he said, pointing to the dozens of Blue Cross Blue Shield plans that are still managed on the local level.” – Sarah Ferris, GOP pounces on health insurance merger-mania; The Hill; July 8, 2015

For employees

The combination of Aetna and Humana will create a stronger company that will be able to offer career growth opportunities to our employees. We have a shared vision and common values that put our customers at the center of the health care equation.

How you benefit

This combination is a positive development for our employees – it will strengthen our strategy and enhance our ability to serve consumers by offering a broader choice of affordable, consumer-centric health care products.

•	This acquisition enhances both companies’ strategies to lead the future of health care. We share values and a mission for building a healthier world by putting consumers first.

•	We plan to continue operating our corporate headquarters from Hartford, and we will make Humana’s location in Louisville the headquarters for our combined Medicare, Medicaid and TRICARE businesses.

•	We have a strong track record of successful integrations that bring together best-in-class products and services with top talent to better serve consumers, clients and providers. Our employees recently supported the tremendously successful acquisition of Coventry, and we are confident that the Humana integration will also be a success.

•	We are committed to developing the most talented organization in the industry to deliver best in class service to our customers.

What others are saying

“I think it’s a pretty exciting opportunity with Aetna and Humana and our health care providers.” Greg Pastor, Senior Engagement Manager, Healthagen Accountable Care Solutions, Aetna

“I actually don’t think that people realize how cool it is to have a CEO that basically says our mission is to create a healthier world.” Claus Jensen, Vice President, Chief Architect in Enterprise Architecture, Aetna

For Investors

Both Aetna and Humana have well-established track records of creating shareholder value. Together, we will be even better positioned to take advantage of the many growth opportunities in our sector, especially with respect to Medicare.

•	The companies have highly complementary assets, with Humana’s Medicare focus and Aetna’s commercial presence.

•	The combined company will have a well-diversified business portfolio.

•	An improved cost structure will enable the combined company to offer more competitive products to consumers.

•	Aetna has a proven track record of successful integration execution and achievement of cost savings.

Investor presentation (http://aetnahumana.transactionannouncement.com/wp-content/uploads/2015/06/Aetna-Humana-Investor-Presentation-7-4-15.pdf)

Important Information For Investors And Stockholders

The materials on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

Cautionary Statement Regarding Forward-Looking Statements

The materials on this website contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in the materials on this website regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues;

unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.